Exhibit 21.1

American Power Group Corporation Subsidiaries

GreenMan Technologies of Minnesota, Inc.

GreenMan Technologies of Iowa, Inc.

American Power Group, Inc.

GreenMan Technologies of Georgia, Inc.

GreenTech Products, Inc.